AH
3/18/2002

TC

02019362

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: September 30, 1998 Estimated average burden Hours per response...12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 0 1 2002 PROCESSING

SEC FILE NUMBER
8- 47604

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YR)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Glenwood Securities, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 Wall Street, 30th Fl.
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Randy Sofferman 516-487-4070
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Lipner, Sofferman & Co., LLP
(Name – *if individual, state, last, first, middle name*)

185 Great Neck Road (Address) Great Neck (City) NY (State) 11021 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstatances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Regina McCarthy Warren, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Glenwood Securities, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Regina McCarthy Warren
Signature

President
Title

Frances Bisogno
Notary Public

Frances Bisogno
Notary Public State of NY
4512729 Cerf. in NY County
Commission Expires 6/30/03

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Cash Flows.
X (e) Statement of Changes in Stockholders' Equity or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
X (h) Computation of Determination for Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with focus report.
X (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X (o) Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5.

GLENWOOD SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2001

Glenwood Securities, Inc.
14 Wall Street, 30th Floor
New York, NY 10005

February 11, 2002

New York Stock Exchange
Data Control Section
20 Broad Street
New York, NY 10005

To the New York Stock Exchange:

In accordance with Rule 418.15 of the New York Stock Exchange, we attest that the annual financial statements and operational reports, for the year ended December 31, 2001 filed with the Exchange, shall be made available to all members or allied members of the organization.

Regina McCarthy Warren

Regina McCarthy Warren, CEO and
Chief Financial Officer
Glenwood Securities, Inc.

GLENWOOD SECURITIES, INC.

INDEX TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
185 GREAT NECK ROAD, GREAT NECK, NEW YORK 11021
(516) 487-4070 · FAX (516) 773-4289 · www.lipnersofferman.com

MEMBERS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
NEW YORK STATE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Glenwood Securities, Inc.
14 Wall Street, 30th Floor
New York, NY 10005

We have audited the accompanying statement of financial condition of Glenwood Securities, Inc. as of December 31, 2001, and the related statements of loss, retained earnings, cash flows, and the statement of 15 c 3-1 net capital computation for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the individual, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Glenwood Securities, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lipner, Sofferman & Co., LLP

Great Neck, NY
February 8, 2002

GLENWOOD SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash - checking	$ 19,864	
- money market	1,662	
		$ 21,526
Error account		615
Deposit account		100,152
Commissions receivable		418,462
Prepaid taxes		11,570
Miscellaneous receivables		42,500
		594,825
Office equipment	15,500	
Less: accumulated depreciation	15,500	
		-
Investment in NASD		3,300
		$598,125

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accrued expenses		$ 82,610
Stockholder's equity:		
Common stock, $100 par value, 100 shares authorized; issued and outstanding 100 shares	$ 10,000	
Retained earnings	505,515	
		515,515
		$598,125

See accompanying notes to financial statements.

GLENWOOD SECURITIES, INC.

STATEMENT OF LOSS

YEAR ENDED DECEMBER 31, 2001

Income:		
Commissions	$4,257,350	
Other income	835,500	
Interest income	11,583	
		$5,104,433
Expenses:		
Officer's salary	1,809,317	
Salaries - clerks	1,740,163	
Floor clerk expenses	39,992	
Seat lease expense	250,000	
Floor brokerage	467,370	
New York Stock Exchange expenses	109,896	
Travel, entertainment and promotion	93,183	
Error account	71,011	
Employee benefits	93,940	
Telephone	78,338	
Payroll taxes	130,331	
Professional fees	36,993	
Office expenses	24,814	
Insurance	10,000	
New York State and city corporation taxes	43,630	
Pension expense	135,429	
Clearance expense	48,446	
Charitable donations	76,500	
Dues and fees	18,113	
Interest	376	
		5,277,842
Net (loss)		($ 173,409)

See accompanying notes to financial statements.

GLENWOOD SECURITIES, INC.

STATEMENT OF RETAINED EARNINGS

YEAR ENDED DECEMBER 31, 2001

Balance, January 1, 2001	$678,924
Net (loss)	(173,409)
Balance, December 31, 2001	$505,515

See accompanying notes to financial statements.

GLENWOOD SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities:	
Net (loss)	($173,409)
Adjustments to reconcile net (loss) to net cash provided (used) by operating activities:	
Changes in assets and liabilities:	
Decrease in error account	984
Decrease in deposit account	661
Decrease in commissions receivable	186,187
(Increase) in prepaid taxes	(11,570)
(Increase) in miscellaneous receivable	(28,500)
Increase in accrued expenses	35,233
Net cash provided by operating activities	182,995
Cash flows from investing activities:	
Investment in NASD	(3,300)
Net cash (used) by investing activities	(3,300)
Net increase in cash	6,286
Cash, beginning	15,240
Cash, ending	$ 21,526
Supplemental disclosures:	
NYC corporation income taxes paid during year	$ 58,480
Interest expense	$ 376

See accompanying notes to financial statements.

GLENWOOD SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

1. Statement of Significant Accounting Policies:

Organization:

The company was incorporated under the laws of the State of New York on January 7, 1995 and was authorized to do business in New York. It is a member of the New York Stock Exchange and operates as a floor broker.

Deposit Account:

The corporation has $100,152 on deposit with U.S. Clearing Corp., a New York Stock Exchange member. The corporation, in accordance with its fully disclosed clearing agreement with U.S. Clearing Corp., is required to have on deposit an account containing cash, securities, or a combination of both, having a market value of $100,000 or more. The corporation also agrees to maintain a broker's blanket bond in the amount of $250,000.

Error Account:

The company also maintains an error account with U.S. Clearing Corp.

Income Taxes:

The corporation has elected to be taxed as an "S" corporation under the Internal Revenue Code for federal and state income tax purposes. Such election allows income to be taxed directly to the stockholders. Accordingly, no provision has been made for federal and state income taxes, other than the minimum required by New York State. Provision has been made, however, for New York City corporation tax.

The company has adopted the liability method of accounting for income taxes pursuant to Statement of Financial Accounting Standards (SFAS) No. 109. Under SFAS No. 109, deferred income taxes are recorded to reflect tax consequences on future years for differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end, if any. As of December 31, 2001, there were no such differences.

Concentration of Risk:

As of December 31, 2001, the HSBC bank statement indicated a balance of

1. Statement of Significant Accounting Policies (continued):

Concentration of Risk (continued):

$298,700, and the Chase Bank statement indicated a balance of $110,341. Funds deposited with a single financial institution are insured up to $100,000 in the aggregate by the Federal Deposit Insurance Corporation (FDIC). Should the banks become unable to meet their obligations, losses could be incurred by the company.

Also see Note 5 - Servicing Agreement.

Use of Estimates:

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Commitments and Contingencies:

The company has two operating leases (each for a two year term) for seats on the New York Stock Exchange. Both leases expire on June 15, 2002.

The company intends to renew these leases as they expire. The leases may be cancelled upon 15 days written notice for certain violations of the lease agreements. Future minimum lease payments, are as follows:

2002	$125,000

These leases are with related parties at an annual rental of $125,000 each.

2. Net Capital Requirements:

Glenwood Securities, Inc. is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15C3-1),

2. Net Capital Requirements (continued):

which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1 (and the rule of the New York Stock Exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, Glenwood Securities, Inc. had net capital of $458,145 after non-allowable assets. This was $452,637 in excess of its required net capital. Glenwood Securities, Inc.'s net capital ratio was .1803 to 1.

3. Financial Instruments with Off-Balance Sheet Credit Risk:

As a securities broker, the company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The company's transactions are collateralized and are principally executed with and on behalf of banks, brokers and dealers and other financial institutions. The company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the company and the company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the company and its clearing broker provides that the company is obligated to assume any exposure related to such non-performance by its customers. The company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines. The company monitors its customers activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

4. Pension Expense:

The company has a money-purchase pension plan whereby it contributes to the plan based on the participants compensation for all employees who meet plan

4. Pension Expense (continued):

eligibility requirements. The company also has provisions for additional salary deferral under Internal Revenue Code Section 401(k). Contributions to this plan are discretionary and are determined annually by the company. For the year ended December 31, 2001, contributions by the company to the plans were $135,429.

5. Servicing Agreement:

The company entered into a Servicing Agreement with W.P. Stewart Securities Limited, a Bermuda limited liability company (WPSSL) on January 5, 1998. WPSSL, a registered broker-dealer, agrees to pay the company a monthly fee to provide certain trading execution services. This agreement commenced January 5, 1998 and continued until January 6, 2000. However, the agreement continues for consecutive one year periods unless terminated. The agreement can be terminated by either party for any reason upon written notice to the other party no less than 60 days prior to the end of the term. WPSSL was obligated to pay a minimum of $62,500 per month for the year ended December 31, 2001. For 2001, the company received $835,500 under this agreement, which has been included in commission income on the income statement.

6. Investment in NASD:

The company has invested $3,300 for 11 shares of stock in the National Association of Securities Dealers, Inc. There is no public market for such shares.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Glenwood Securities, Inc. as of 12/31/01

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 515,515	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			515,515	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 515,515	3530
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 57,370	3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot commodities—proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(57,370)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			$ 458,145	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
D. Undue Concentration		3650		
E. Other (List)		3736	( )	3740
10. Net Capital			$ 458,145	3750

OMIT PENNIES

B. Reconciliation with Glenwood Securities, Inc. computation - included on Part IIA of Form X-17A-5 as of December 31, 2001 filed January 2002.

Net capital as reported in Glenwood Securities, Inc. Part IIA unaudited focus report	$472,717
Net income adjustments	14,572
Net capital per above	$458,145

Non-allowable assets:	
Prepaid taxes	$11,570
Miscellaneous receivables	42,500
Investment in NASD	3,300
	$57,370

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Glenwood Securities, Inc. as of 12/31/01

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	5,507	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12	$	5,507	3760
14. Excess net capital (line 10 less 13)	$	452,638	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	449,884	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	82,610	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
19. Total aggregate indebtedness				$	* 82,610	3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ line 10)				%	18.03	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

*Reconciliation with Glenwood Securities, Inc.'s computation included in Part IIA of Form X-17A-5 line 3840 as of December 31, 2001 filed in January 2002:

Aggregate indebtedness as reported in Glenwood Securities, Inc.'s Part IIA unaudited focus report	$ 46,512
Net income adjustments	36,098
Aggregate indebtedness per above	$ 82,610

LS

LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
185 GREAT NECK ROAD, GREAT NECK, NEW YORK 11021
(516) 487-4070 · FAX (516) 773-4289 · www.lipnersofferman.com

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS'

REPORT ON INTERNAL CONTROL STRUCTURE

REQUIRED BY SEC RULE 17a-5

Glenwood Securities, Inc.
14 Wall Street
30th Floor
New York, NY 10005

In planning and performing our audit of the financial statements of Glenwood Securities, Inc. for the period ended December 31, 2001, we considered the internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17A-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Glenwood Securities, Inc. that we considered relevant to the objectives stated in rule 17A-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-12 (2) in complying with the requirements for prompt payment of securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3 because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

Glenwood Securities, Inc. is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by Glenwood

Securities, Inc. are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide the company with reasonable, but not absolute, assurance that assets for which it has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with its authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. The above should be considered with the fact that the company is owned by two individuals and does not maintain a separate office staff.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Glenwood Securities, Inc.'s practices and procedures were adequate at December 31, 2001, and further, no facts came to our attention indicating that the company was not in compliance with such conditions during the period from January 1, 2001 to December 31, 2001.

This report is intended solely for the use of Glenwood Securities, Inc., the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17A-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Lipner, Sofferman & Co., LLP

LIPNER, SOFFERMAN & CO., LLP

Great Neck, NY
February 8, 2002

LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
185 GREAT NECK ROAD, GREAT NECK, NEW YORK 11021
(516) 487-4070 · FAX (516) 773-4289 · www.lipnersofferman.com

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT OF DIFFERENCES BETWEEN AUDITED REPORT AND FOCUS REPORT DECEMBER 31, 2001

Glenwood Securities, Inc.
14 Wall Street
New York, NY 10005

In performing our audit of Glenwood Securities, Inc. for the period ended December 31, 2001, we made adjustments that affected the December 31, 2001 focus report Form X-17A-5. The adjustments were as follows:

A) Increase in cash	$ 21,526
B) Increase in accrued expenses	(36,098)
	($ 14,572)

The net capital after haircuts as reported on our December 31, 2001 audited report was $458,145; the net capital after haircuts as reported on the December 31, 2001 focus report Form X-17A-5 was $472,717. This report was not prepared by us. The difference between these figures is $14,572, as indicated above.

Lipner, Sofferman & Co., LLP

LIPNER, SOFFERMAN & CO., LLP